UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 February 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP December 2024 Half Year results Western Australia Iron Ore

Disclaimer The information in this presentation is current as at 18 February 2025. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2024. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’ ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’ or similar words. These statements discuss future expectations or performance or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2024 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2024, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 27. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2024 compared with the half year ended 31 December 2023; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding Petroleum from FY21 onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium-term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY23 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZL operations that form part of BHP’s Copper South Australia asset and the West Musgrave Project are included for the period until 2 April 2024; former OZL Brazil assets are excluded; and all such information and data excludes BHP’s interest in non-operated assets. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless expressly stated otherwise. Some of the land and tenements related to the Daunia and Blackwater mines are pending transfer following completion, however given that the assets are no longer under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where specifically stated) data related to the land and tenements has been excluded from this presentation. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Financial Report for the half year ended 31 December 2024. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice – South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2024 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Samarco and Vicuña. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, and sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) from 1 July 2024 to 31 December 2024 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 18 February 2025 BHP 2

BHP Performance summary Half year ended 31 December 2024 Mike Henry Chief Executive Officer Escondida

A winning strategy

A focused portfolio, operational excellence and a distinctive approach to social value provide an enduring competitive advantage

BHP has large, high-quality, long-life assets…



Jansen
Spence
Escondida
WAIO
BMA
Copper SA

…in commodities positively leveraged to global megatrends

- Population growth
- Urbanisation
- Increased living standards
- Data centres and AI
- Energy transition

Our capital discipline and operational excellence…

- Highest margins[1]
- Consistent NOCF[2]
- Strong balance sheet
- Delivering social value

…enables organic growth and delivers value

Chilean copper	Copper South Australia	Jansen Stages 1 & 2	Western Australia Iron Ore
Pathways back to ~1.4 Mtpa[3]	650 ktpa aspiration[4]	8.5 Mtpa	Studies for up to 330 Mtpa

Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; NOCF – Net operating cash flow.

Financial results
18 February 2025
4
BHP

A strong start to FY25 Continued operational excellence delivers copper growth and solid financial results On track for FY25 production guidance at all assets; Copper SA revised 10% copper production growth YoY in HY25; 19% growth across FY22-245 Cost control delivers sector leading margins, strong cash flow and dividend Portfolio of attractive organic growth projects advancing in potash and copper Vicuña established to develop a Tier 1 copper project in Argentina Comprehensive Samarco settlement agreement reached with Brazilian authorities Jansen Financial results 18 February 2025 BHP 5

Driving improved safety

Nothing is more important at BHP than improving the safety and wellbeing of our workforce

Performance:

- No high-potential injuries in Q2 FY25
- ~33% reduction in H1 FY25 HPIF YoY
- ~54% reduction in H1 FY25 HPIF HoH

Our focus is on:

- Leadership time in field reinforcing behaviours and culture of care
- Strong reporting culture with increased hazard identification
- Investment in technology to enhance controls
  - Automation
  - Remote operation
- Standardisation of effective risk controls under our BHP Operating System

High-potential injury frequency (HPIF)
(Frequency rate)


0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
H1 H2 FY20
H1 H2 FY21
H1 H2 FY22
H1 H2 FY23
H1 H2 FY24
H1 FY25
HPI frequency
Fatality

Notes:
High-potential injuries are recordable injuries and first aid cases where there was the potential for a fatality.
HPIF is combined employee and contractor frequency per 1 million hours worked.
HPIF includes former OZ Minerals (except Brazil).
This definition is independent of the Queensland Coal definition of "high potential incident" which is defined in the Queensland Coal Health and Safety legislation.

Financial results
18 February 2025
6
BHP

BHP Financial performance Vandita Pant Chief Financial Officer

Financial performance A strong set of results Summary financials Income statement (US$ bn, Underlying) Underlying EBITDA of US$12.4 bn 30 Underlying EBITDA margin of 51.1% 25.2 20.4% ROCE 25 Taxes and royalties: US$4.8 bn Adjusted effective tax rate of 36.4%6 Adjusted effective tax rate including royalties of 44.2%6 20 Underlying attributable profit of US$5.1 bn 15 12.4 Net operating cash flow of US$8.3 bn (12.8) 9.7 10 US$5.2 bn of capital and exploration expenditure (2.7)(0.2) 5.1 Dividends determined of US$2.5 bn 5 (3.5) (0.9) 2.5 Net debt of US$11.8 bn (FY24: US$9.1 bn) 08 9 Exceptional items of US$0.7 bn7 10 Tax profit Revenue costs EBITDA D&A EBIT Net finance costs - controlling interests Dividends determined Operating Non Attributable Financial results 18 February 2025 BHP 8

Group earnings waterfall Strong operational performance offset by weaker prices Earnings variance and drivers (US$ bn) Year on year comparison Current year reconciliation External US$(1.8) bn Controllable US$0.3 bn HY25 income statement impacts 0 5 10 15 20 13.9 (1.9) 0.4 (0.3) 12.1 1.1 (0.6) (0.2) 12.4 (2.7) (0.2) (3.5) (0.9) 5.1 (0.7) 4.4 Inflation by category (US$ bn) (0.8) (0.4) 0.0 0.4 (0.3) 0.07 Inflation on costs12 Diesel, energy and consumables HY24 Underlying EBITDA Price11 Foreign exchange Inflation Baseline Volumes Controllable costs Other HY25 Underlying EBITDA D&A9 Net finance costs Tax10 Non-controlling interests HY25 Underlying attributable profit Exceptional items HY25 attributable profit Financial results 18 February 2025 9 BHP

Segment performance

Iron ore
Production: 130.9 Mt ↑
EBITDA margin: 63%

Copper
Production: 987 kt ↑
EBITDA margin: 54%

Steelmaking coal[13]
BMA production: 8.9 Mt ↓
BMA EBITDA margin: 21%

Energy coal[14]
NSWEC production: 7.4 Mt ↓
NSWEC EBITDA margin: 17%

Potash
Jansen Stage 1 ahead of construction schedule: **63% complete**
Jansen Stage 2 in execution: **6% complete**

BHP Operating System (BOS)
and our approach to operational excellence is delivering

- ✓ **On track to hit production guidance at all assets. BMA and NSWEC on track to deliver production in upper half of FY25 guidance range**
- ✓ **Escondida 10-year production record offset impact of a weather-related power outage at Copper SA**
- ✓ **On track to deliver FY25 unit cost guidance**
- ✓ **HY25 unit costs were ~3.9% lower across our major assets, with Escondida delivering a 12% reduction**

Note: WAIO – Western Australia Iron Ore; Copper SA – Copper South Australia; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal. Arrow indicates movement relative to HY24.

Financial results
18 February 2025
10
BHP

Delivering consistent cash flows Sector leading cash flow generation allows for allocation to both growth and returns Our sector leading margins and consistent cash flow generation... Strong EBITDA margins, averaging 53% since FY10 Annual net operating cash flow of >US$15 bn consistently since FY10 ...has driven significant shareholder returns... Capital Allocation Framework is embedded in all decision making US$83 bn in cash returns, post the introduction of the CAF in FY1615 ...and will provide funding for our growth and returns Cash flow generation supports our funding requirements High quality suite of attractive organic growth options Consistent and strong net operating cash flows16 (Net operating cash flow, US$ bn) (Underlying EBITDA margin, %) 0 15 30 45 75 50 25 0 US$15 bn FY10 FY12 FY14 FY16 FY18 FY20 FY22 FY24 Operating cash flow (H1) Operating cash flow (H2) Underlying EBITDA margin Financial results 18 February 2025 11 BHP

Samarco Brazilian settlement agreement Comprehensive agreement with Public Authorities in Brazil with a total financial value of R$170 bn on a 100% basis17 Includes (on a 100% basis): BHP outflows related to Samarco obligations FY25-27 (US$ bn, on a 50% basis)18 R$38 bn 2.0 Spent on remediation and compensation to September 2024 1.5 Obligation to pay: 1.4 R$100 bn R$5 bn 0.5 1.0 Managed by Paid in December 2024 public authorities paid by as first instalment of R$100 bn, Samarco in 20 instalments next instalment in June 2025 0.4 0.5 Obligations to perform: 0.9 0.6 0.4 ~R$32 bn 0.0 To be completed by Samarco FY25 FY26 FY27 Obligation to pay Cost estimates for Obligations to perform Financial results 18 February 2025 BHP 12

A more resilient business with a strong balance sheet

Our leverage and gearing remains low thanks to disciplined application of the Capital Allocation Framework

Since FY22 revision of net debt target range:

- A more resilient portfolio
- Increased exposure to future-facing commodities

Cash outflows in H2 FY25:

- US$2.0 bn for Vicuña transaction
- US$0.8 bn for Samarco settlement

FY26 and beyond:

- Advancing our high-quality pipeline of organic growth opportunities

Net debt and net debt target range
(Net debt, US$ bn)



30
25
20
15
10
5
0
FY25 net debt expected to increase to around the top end of the range of US$5 to US$15 bn
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
HY25
FY25e
Net debt
Net debt target range

BHP has low leverage vs. the sector[19]
(Net debt / EBITDA, x) (Gearing, %)



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
35
30
25
20
15
10
5
0
CY14
CY15
CY16
CY17
CY18
CY19
CY20
CY21
CY22
CY23
CY24
BHP
Net debt/EBITDA
Gearing
Competitor range net debt/EBITDA

Note: Competitors include Anglo American, Glencore and Rio Tinto.
Source: BHP analysis, Bloomberg estimates.

Financial results
18 February 2025
13
BHP

Higher capital spend to unlock organic growth

Increasing growth spend on future facing commodities with continued flexibility to adjust spend for value

Future-facing commodities form majority of growth spend[20]
(US$ bn, nominal)



(Capital in future-facing commodities, %)
12.5
10.0
7.5
5.0
2.5
0.0
80
70
60
50
40
30
20
10
0
FY20
FY21
FY22
FY23
FY24
FY25e
FY26e
Medium -term
Maintenance and decarbonisation capital
Organic development
Improvement capital
Steelmaking materials major capital
FFC major capital
Exploration capital
Petroleum
% FFC

Note: Medium-term refers to FY27 – FY29 average. % FFC refers to % spend on future-facing commodities.

- **FFC major capital**

  Copper: Escondida new concentrator, Laguna Seca expansion, expansion of Copper SA smelting and refining

  Potash: Jansen Stage 1 and Jansen Stage 2

- **Steelmaking materials major capital**

  Iron ore: growth to >305 Mtpa

- **Maintenance and decarbonisation capital**
  - Includes:
    - Asset integrity
    - Truck, shovel and other fleet replacement
    - Stripping

- **Improvement capital**
  - Includes projects that enable improved safety, productivity, quality, facilities and organisational culture

- **Exploration**

Financial results
18 February 2025
14
BHP

Disciplined capital allocation enables our strategy Generates healthy returns for shareholders and enables more investment in attractive projects The Capital Allocation Framework sits at the core of BHP Allocation of capital since its introduction in FY16 Balance sheet Portfolio Operating productivity Capital productivity 17% Capital investment Net operating cash flow 26% Maintenance and decarbonisation capital Capital allocation Strong balance sheet Minimum 50% payout ratio dividend Excess cash 58% Additional Organic Acquisitions/ Balance sheet Buy-backs dividends development (Divestments) Shareholder returns Financial results 18 February 2025 BHP 15

BHP Business update Half year ended 31 December 2024 Mike Henry Chief Executive Officer Copper SA

Commodities positively leveraged to global megatrends

Population growth, urbanisation, higher living standards and the energy transition create opportunities for commodities long-term

Our portfolio has exposure to forecast megatrend growth from today to 2050
(Indexed growth: 100 = 2021 level)


400
300
200
100
0
More people
Living in cities
Increasing wealth
Electrifying end-use
~10 bn population (+2 bn)
~6.6 bn urbanites (+2.2 bn)
~US$300 tn GDP (+US$160 tn)
~60 PWh power gen. (+35 PWh)
2050 estimate (Change from current)
Population growth
Urbanisation
Increased living standards
Growing power needs (inc. data centres and AI)
BHP Portfolio
Source: BHP analysis, UN.
x-axis scale:
2021 2030 2040 2050
Iron ore
Copper
Steelmaking coal
Potash

Commodity Attractiveness Framework

- Differentiated drivers leveraged to megatrends ✓
- Large scalable market ✓
- Favourable cost curve position ✓
- Large percentage of economic value upstream ✓
- Inducement pricing ✓

Financial results
18 February 2025
17
BHP

Premium assets in the most attractive commodities A simple portfolio of assets with strong growth potential underpinned by distinctive sources of competitive advantage Lowest cost Premium priced product Iron ore Steelmaking coal Lowest cost producer globally21 Leading producer of higher-quality coal Biggest resource Large scale Copper Potash Largest global resource base22 Low cost and expandable Escondida Financial results 18 February 2025 BHP 18

WAIO: the world’s leading iron ore business Stronger free cash flow generation than peers, helping to drive shareholder returns and growth Consistent superior free cash flow (FCF) generation Operational excellence coupled with structural advantages (Iron ore FCF, US$/dmt)24 (C1 unit cost US$/t) 120 30 5th year 100 25 as lowest cost major iron ore producer21 80 20 60 15 Since FY20 WAIO is on track to deliver 40 10 >10 ppt 20 5 0 0 better cost performance vs. Pilbara competitors23 FY20 FY21 FY22 FY23 FY24 BHP FCF/t BHP C1 unit cost Competitor average FCF/t Incremental competitor average C1 unit cost Note: Competitors include Fortescue Metals Group, Rio Tinto and Vale. Source: BHP analysis, publicly available reports. Financial results 18 February 2025 BHP 19

Copper: a compelling pipeline of organic growth options Unlocking the world’s largest copper endowment with an aspirational pathway towards over 2 Mtpa of attributable copper production25 Chilean copper projects have potential to grow production26 (Average annual copper production, ktpa) (Copper production28, ktpa) 1,600 ~1,400 kt 1,400 1,200 1,000 ~900 kt 27 800 600 400 200 0 FY31 - FY40 average without growth initiatives Chilean growth program Growth Path FY31 - FY40 average Further potential from expansion of leaching facilities Financial results 18 February 2025 BHP Copper SA growth pathway capturing US$1.5 bn in potential synergies 700 600 >500 ktpa ~150 ktpa Oak Dam and further OD growth 500 FY25 production 400 guidance range: 300 – 325 ktpa 300 200 100 0 FY25e Olympic Dam Carrapateena Prominent Hill Phase 1 growth (early 2030s) Phase 2 growth (mid 2030s) Note – Phase 1 and Phase 2 growth subject to permitting and Final Investment Decision 20

Vicuña: emerging copper district with world class potential Transaction close was an important step towards the development of both the Filo del Sol and Josemaria projects Transaction closed on 15 January 2025 A long-term strategic alliance between BHP and Lundin Mining 50/50 JV structure enables strong governance and operating practices Josemaria and Filo project teams are transitioning to Vicuña Next steps Mineral resource estimate expected in H1 CY25 Timing and scope of technical studies to be provided in H1 CY25 RIGI bill provides significant opportunity Incentivises large foreign investment into Argentina Reduced income taxes, exempt from withholding income tax Ability to repatriate cash 30-year stability period Two years from July 2024 to qualify the project under RIGI Phased development pathway Integrated project plan being advanced, incorporating both Filo del Sol and Josemaria projects through a phased development strategy Financial results 18 February 2025 BHP Josemaria 21

Jansen: a top tier asset set for strong cash flow Designed to be a first quartile cost potash producer that is expected to be resilient through the cycle Potash is an attractive future-facing commodity Exposure to global megatrends Leverage to population growth and higher living standards Supply-driven market, reliable demand with upside World class asset Low cost, cash generative and long-life asset Growth via potential capital efficient expansions Increased diversification, only major miner in potash Ready for ramp up post first production in late CY26 Supporting training and recruitment of trade personnel Working with buyers across all major potash consuming regions Jansen Financial results 18 February 2025 BHP 22

Continue to be a leader on project delivery We have consistently delivered better outcomes on our projects vs. our competitors Industry average29 Safety (TRIF) 1.4 2.8 Execution cost 2% 8% Execution schedule 1% 22% Business case achieved 94% 66% Financial results 18 February 2025 BHP Disciplined and differentiated approach Global experience Connected global Projects Centre of Excellence (PCoE) brings experience from all of BHP Proactive management and informed planning A focus on in-depth studies and advanced engineering delivers a solid foundation for predictable delivery and cost Value optimisation processes Deliver cost mitigants from actions such as design improvements and commercial wins 23

Attractive internal options to grow in copper for value Our organic projects benchmark well vs. current market valuations of listed copper producers Capital intensity of Chilean growth vs. listed copper producer valuations (US$k/tpa CuEq production) Average ~US$50k/t 26 – 43 19 – 28 Mid-point average ~US$23k/t 2 – 3 IRR30 (%): 35 – 41 15 – 21 13 – 16 18 – 24 Project 23 – 32 15 – 21 25 – 33 16 – 20 13 – 55 Organic growth is attractive Typically lower risk In-depth resource understanding and internal expertise Leverages BHP’s differentiated strengths: Change of control premium not required Robust investment processes Project delivery capabilities Approach to social value Spence chalcopyrite leaching Escondida new concentrator BHP Leach (Ripios) Cerro Colorado restart Laguna Seca Expansion Spence Concentrator Growth Copper producer market valuations31 Financial results 18 February 2025 BHP 24

Investment proposition Attractive returns underpinned by operational excellence, capital allocation discipline and social value commitment Operational excellence Disciplined capital allocation Value and returns World class assets Differentiated culture and capability Agile decision making and strategic flexibility Strong balance sheet Capital Allocation Framework A framework for growth with an active pursuit of opportunities Commitment to social value and sustainability Increasing exposure to future-facing commodities Resilience through the cycle Financial results 18 February 2025 BHP 25

BHP

Footnotes 1. Slide 4: BHP Underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. 2. Slide 4: See slide 11 demonstrating consistent net operating cash flows between FY10 and FY24. 3. Slide 4: Chilean copper refers to Escondida and Pampa Norte, excluding exploration. For further information on Chilean copper growth pathways refer to slides 20 and 24. 4. Slide 4: Aspiration includes Inferred Resources from Oak Dam and Exploration studies at OD Deeps. 5. Slide 5: 10% increase in copper production from H1 FY24 (894 kt) to H1 FY25 (987 kt). 19% increase in copper production from FY22 (1,574 kt) to FY24 (1,865 kt) 6. Slide 8: Adjusted effective tax rate and Adjusted effective tax rate including royalties: excludes the influence of exchange rate movements and exceptional items. 7. Slide 8: For further information refer to Financial Statements note 2 ‘Exceptional items’. 8. Slide 8: Operating costs net of other income and of profit/(loss) from equity accounted investments, related impairments and expenses. 9. Slide 8 and 9: D&A: represents depreciation and amortisation expense and net impairments. 10. Slide 8 and 9: Tax: includes foreign exchange movements in tax expense. 11. Slide 9: Price: net of price-linked costs. 12. Slide 9: CPI is exclusive of any CPI relating to diesel, energy and other consumable materials. 13. Slide 10: BMA figures are on a 100% basis and for FY24 include Blackwater and Daunia up to 2 April 2024. 14. Slide 10: Total revenue from thermal coal sales, including BMA and NSWEC, was US$955 m (HY24: US$980 m). 15. Slide 11: Includes total cash dividends paid from FY16 interim to FY24 final (inclusive) and the US$5.2 bn share buy-back paid from US Onshore proceeds. 16. Slide 11: BHP Underlying EBITDA margin (excluding third party products). BHP net operating cash flow information related to periods prior to FY20 are as reported and have not been restated for IFRS5 Non-current Assets Held for Sale and Discontinued Operations. FY11 and FY10 have also not been restated for other accounting standard changes. Presented on a total operations basis. 17. Slide 12: The agreement delivers a full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office claim and other claims in relation to the dam failure by the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders. 18. Slide 12: Under the final settlement agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. All financial obligations are presented on a real, undiscounted basis and will accrue inflation at IPCA inflation rate. Payments will be made in Brazilian Reais. USD amounts are calculated using 31 December 2024 USD/BRL exchange rate of 6.19. 19. Slide 13: CY24 leverage for competitors based on Bloomberg consensus as at 30 January 2025, HY25 data for BHP. Gearing calculated as net debt divided by net debt plus net assets. 20. Slide 14: Note capital in future-facing commodities % includes capital for nickel prior to HY25 21. Slide 18 and 19: BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors, including Fortescue, Rio Tinto and Vale. There may be differences in the manner that third parties calculate or report unit costs compared to BHP, which means that third-party data may not be comparable to our data. WAIO C1 unit costs excludes royalties (government and third-party royalties), net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses and other income. 22. Slide 18: Largest copper mineral resources on a contained metal basis, equity share. Source BHP data: BHP Annual Report 2024. 23. Slide 19: Outperformance based on average percentage increase in costs of Pilbara competitors based on publicly available information for their financial reporting period assuming midpoint of guidance. 24. Slide 19: Based on disclosed financial data as reported by competitors. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Financial Report for the half year ended 31 December 2024. 25. Slide 20: Represents our current aspiration for BHP group attributable copper production, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential from non-operated joint ventures as well as exploration programs. The pathway is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, in which factors are uncertain. 26. Slide 20: Chilean growth program includes Escondida new concentrator, Laguna Seca expansion, Spence throughput and recovery increase, Escondida and Pampa Norte leaching options. Further potential includes leaching extension through Nitrate Leach, and Cerro Colorado Hypogene development. 27. Slide 20: Indicated no new growth investment. 28. Slide 20: Represents our current aspiration for Copper South Australia, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential impacts from our exploration program and assets acquired as part of the OZ Minerals acquisition. Includes Inferred Resources from Oak Dam and Exploration studies at OD Deeps. The pathway to increase potential production at Copper South Australia is subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. 29. Slide 23: All BHP data represents FY24 performance, except for ‘Business Case Achieved’ which represents FY25 H1 YTD performance. Industry averages based on Mining, Minerals and Metals (for ‘TRIF’ and ‘Business Case Achieved’) and All Industry (inclusive of Chemicals and Oil & Gas sectors) (for ‘Execution Cost’ and ‘Execution Schedule’) data sets per Independent Project Analysis (IPA) from 2012 to 2023. 30. Slide 24: IRR based on low and high potential capex ranges at $4.50/lb copper consensus price (real 2024) based on the median of long-term forecasts from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS. 31. Slide 24: Listed copper producers include Antofagasta, First Quantum, Freeport, Ivanhoe, Southern Copper and Teck. Copper producer capital intensities calculated as enterprise value divided by last twelve months of copper equivalent production. Financial results 18 February 2025 BHP 27

BHP Appendix

Capital spend by commodity

Increasing growth spend with continued flexibility to adjust spend for value

Future-facing commodities form majority of growth spend
(US$ bn, nominal)



12.5
10.0
7.5
5.0
2.5
0.0
FY20
FY21
FY22
FY23
FY24
FY25e
FY26e
Medium -term
Iron ore
Coal
Copper
Potash
Nickel
Group & other
Petroleum

On average medium-term spend is split across:

- Maintenance, improvement and decarb capital of ~US$4.7 bn p.a.
- Copper and potash major capital of ~US$4.6 bn p.a.
- Steelmaking major capital of ~US$1.4 bn p.a.
- Exploration capital of ~US$0.3 bn p.a.

Note: Medium-term refers to FY27 – FY29 average. FFC – future-facing commodities. Major capital represents projects >US$250 m.

Financial results
18 February 2025
29
BHP

Return on Capital Employed ROCE of 20.4% for HY25 ROCE ROCE by asset (%)(%) 55 70 50 60 45 40 50 35 40 30 Antamina1 25 30 Escondida 20 WAIO 15 20 10 10 Pampa Norte Copper 5 BMA South Australia 0 0 FY19 FY20 FY21 FY22 FY23 FY24 FY25 0 10 20 30 40 50 Average capital employed Half year results (total) Full year results (total) (US$ bn) 1. Antamina: average capital employed represents BHP’s equity interest. Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are annualised for half year results, divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods. Note: NSWEC has not been shown as ROCE is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments. Jansen has not been shown as it is under development. Western Australia Nickel ROCE has not been shown following the Group’s decision to temporarily suspend operations Financial results 18 February 2025 BHP 30

Samarco delivering on Brazilian Agreement First instalment paid, new compensation systems being initiated Obligation to Pay R$100 bn (100% basis) To be paid by Samarco in 20 instalments, weighted to early years R$5 bn paid December 2024 Next instalment (R$6 bn) to be paid June 2025 12 eligible municipalities have signed up to date to receive agreed compensation amounts Obligations to Perform Estimate R$32 bn (100% basis) Compensation, resettlement and environmental recovery actions to be completed by Samarco Novo Bento Rodrigues school Programs of work weighted to first 3 years Progress to date: Community resettlement 94% complete; 347 families have received the keys to their new properties in Novo Bento Rodrigues and Paracatu New compensation programs being initiated in impacted regions ‘ Candonga hydroelectric dam on the Doce River Note: Future financial obligations are shown on a real, undiscounted and 100% basis and will accrue inflation at IPCA inflation rate. Payments are made in Brazilian Reais. Financial results 18 February 2025 BHP 31

Understanding the Samarco Brazilian agreement The settlement agreement addresses remaining obligations under the Framework Agreement, but residual risks remain Agreement resolves and settles: Disclosed previously as contingent liabilities, settlement does not resolve: TTAC Framework Agreement obligations R$155 bn Federal Public Prosecution Office Claim R$20 bn Public Civil Claim R$47.6 bn collective moral damages claim R$10.3 bn claim related to new impacted areas in Espírito Santo state Brazil Resettlement case (daily fines) Judicial and administrative environmental fines connected with the dam failure UK group action claim Settlement Agreement will not resolve all UK claimants’ claims. However, ~40% of individual claimants and ~80% of municipalities in UK claim are eligible to opt in and be paid through this settlement (if they choose to adhere, they will be required to withdraw their foreign claims). Australian shareholder class action claim. Netherlands group action claim against certain Vale and Samarco entities. Criminal charges in Brazil. In November 2024 the Federal Court found Samarco, BHP Brasil, Vale, and VogBR (Samarco’s independent consultant) not liable for criminal offences relating to the dam failure. The Federal Prosecutors have appealed this decision. Civil public actions commenced by NGOs, private associations, including the action concerning the use of Tanfloc for water treatment. Existing and future trailing litigation, including from individuals, large businesses, indigenous peoples and other traditional communities. Agreement addresses collective and moral damages for Indigenous People and Samarco remains the primary obligor for the obligations set in the agreement Note: TTAC – The Transaction Conduct Adjustment Term. Note: Under a Liability Sharing Agreement, BHP and Vale each agrees to pay 50% in the case of unsuccessful defence against litigation. Traditional communities who opt in, but not individual claims from community members. Payments of financial aid to these communities are to continue during consultation period (18 months). Future or unknown claims arising from new information or damages. Financial results 18 February 2025 BHP 32

Social value highlights Driving shareholder value through access to resource, talent and partners - and shared prosperity for people and planet Our social value framework Decarbonisation Healthy environment Indigenous partnerships Safe, inclusive and future ready workforce Thriving, empowered communities Responsible supply chains Western Australia selected for NeoSmelt ESF trial preferred site Trial started of first-ever Toyota Battery Electric HiLux double cab to reduce diesel emissions Female employee participation 38.9% (+2.7ppt from HY24) Landmark Native Title Project Agreement between BMA and Barada Barna people Partnership with communities to help restore and protect the Meewasin Valley in Saskatchewan, Canada Financial results 18 February 2025 BHP 33

Safety and social value indicators We continue to emphasise the safety culture that must be present every day to eliminate fatalities and serious injuries at BHP Key safety indicators1 Target/Goal HY25 FY24 HY24 Fatalities Zero work-related fatalities 0 1 0 High-potential injury (HPI) frequency2 Year-on-year improvement in HPI frequency 0.06 0.11 0.09 Total recordable injury frequency (TRIF)2 Year-on-year improvement in TRIF 4.3 4.8 4.6 Social value: key indicators scorecard1 Target/Goal HY25 FY24 HY24 Operational GHG emissions (MtCO2 -e)3 Reduce operational GHG emissions by at least 30% from FY20 levels by FY30 4.5 9.2 4.7 Value chain GHG emissions (Scope 3): Committed funding in steelmaking partnerships and ventures to date (US$m) Steelmaking: 2030 goal to support industry to develop steel production technology capable of 30% lower GHG emissons intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY30140 Value chain GHG emissions:Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction of BHP-chartered shipping of BHP products 44 42 43 Reduction in GHG emissions intensity of BHP-charteredshipping of our products from CY08 (%)4 Social investment (US$m BHP equity share) Voluntary investment focused on the six pillars of our social value framework 37.4 136.7 36.1 Indigenous procurement spend5 (US$m) Key metric for part of our 2030 Indigenous partnerships goal, to support the delivery of mutually beneficial outcomes 452 609 289 Female employee participation6 (%) Aspirational goal for gender balanced employee workforce7 by the end of CY25 38.9 37.1 36.28 Indigenous employee participation6,9 (%) Australia: aim to achieve 9.7% by the end of FY27 8.6 8.3 8.410 Chile: aim to achieve 10.0% by the end of FY25 10.0 10.1 10.2 Canada: aim to achieve 20.0% by the end of FY26 10.4 11. 29.4 Area under nature-positive management practices11 (%)2030 goal of having at least 30% of the land and water we steward12 under conservation, restoration or regenerative practices1. 6 1.6- 1. Data includes former OZL (except Brazil) and Blackwater and Daunia mines until 2 April 2024, except where specified otherwise. 2. Combined employee and contractor frequency per 1 million hours worked. FY24 data restatements for HPIF and TRIFR restated due to ongoing verification activities resulting in updated recordable injury and exposure hour data. 3. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data from FY24 have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals (completed on 2 May 2023) and for methodology changes (use of IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South). This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes). 4. Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. Baseline year data and performance data have also been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY23. 5. Includes former OZL (except Brazil) for HY25 only. 6. Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period. 7. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. 8. Includes some but not all former OZL reflecting progressive migration of employee data onto BHP systems. 9. Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at the Jansen Potash project and operations in Canada. 10. Indigenous employee representation in Australia, is at Minerals Australia operations and includes some but not all former OZL (operational and non-operational roles) reflecting progressive migration of employee data onto BHP systems. 11. Nature-positive management practices refer to an area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. This metric is measured on an annual basis and an update will be provided in the full year results for FY25. 12. ‘Land and water we steward’ excludes areas we hold under greenfield exploration licenses (or equivalent tenements), which are outside the area of influence of our existing mine operations. Financial results 18 February 2025 BHP 34

Balance sheet Net debt of US$11.8 bn and gearing of 19.2% Movements in net debt (US$ bn)(US$bn) 16 8 12 1.1 0.3 11.8 6 3.9 9.1 (2.6) 8 4 0 FY24 Free cash flow Dividends paid Dividends paid to NCI 1 Other movements H1 FY25 1. NCIs: dividends paid to non-controlling interests of US$1.1 bn predominantly relate to Escondida. 2. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 31 December 2024; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. Financial results 18 February 2025 Debt maturity profile2 4 2 0 H2 FY25 FY26 FY27 FY28 FY29 FY30 FY31 - FY40 Post FY41 US$ Bonds 59% Euro Bonds 14% Sterling Bonds 8% Bank Debt 5% Subsidiaries 14% Asset financing 14% % of portfolio Capital markets 86% BHP 35

BHP guidance

Group	FY25e	
Capital and exploration expenditure (US$ bn)	~10	Cash basis.
Split by category:		
Maintenance and decarbonisation capital	3.0	Includes non-discretionary spend for deferred development and production stripping; risk reduction, compliance and asset integrity; and decarbonisation and initiatives to reduce Scope 1 and Scope 2 GHG emissions from our operated assets. .
Improvement capital	1.6	Includes projects that enable improved productivity, quality, facilities and organisational culture.
Major capital in steelmaking materials	1.3	
Major capital in future-facing commodities	3.6	Includes Jansen and Full SaL (Escondida).
Exploration	0.5	
Split by segment:		
Copper	4.7	Includes ~US$1.8 bn for growth and exploration.
Iron ore	2.5	
Coal	0.6	
Potash	1.8	Includes ~US$1.4 bn for Jansen Stage 1, and ~US$0.4 bn for Jansen Stage 2.
Western Australia Nickel	0.2	
Other	0.2	

Financial results
18 February 2025
36
BHP

BHP guidance (continued)

Copper	FY25e	Medium-term	
Copper production (kt)	1,845 – 2,045		Escondida: 1,180 – 1,300 kt; Spence: 240 – 270 kt; Copper South Australia: 300 – 325 kt; Antamina: 115 – 135 kt (zinc 90 – 110 kt).
Escondida			
Copper production (kt, 100% basis)	1,180 – 1,300	900 – 1,000	Medium-term for Escondida refers to an average for a period from FY27 onwards.
Unit cash costs (US$/lb)	1.30 – 1.60	1.50 – 1.80	Medium-term for Escondida refers to an average for a period from FY27 onwards. Excludes freight and government royalties; net of by-product credits; based on an exchange rate of USD/CLP 842.
Spence			
Copper production (kt)	240 – 270	~250	
Unit cash costs (US$/lb)	2.00 – 2.30	2.05 – 2.35	Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 842.
Copper South Australia			
Copper production (kt)	300 – 325		
Unit cash costs (US$/lb)	1.30 – 1.80		Based on an exchange rate of AUD/USD 0.66. Calculated using the following assumptions for by-products: gold US$2,000/oz, and uranium US$80/lb.
Iron Ore	**FY25e**	**Medium-term**	
Iron ore production (Mt)	255 – 265.5		Western Australia Iron Ore: 250 – 260 Mt; Samarco: 5 – 5.5 Mt.
Western Australia Iron Ore			
Iron ore production (Mt, 100% basis)	282 – 294	>305	
Unit cash costs (US$/t)	18.00 – 19.50	<17.50	Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.66.
Sustaining capital expenditure (US$/t)		~6.5	Medium-term average; +/- 50% in any given year. Excludes costs associated with operational decarbonisation and automation programs.
Coal	**FY25e**	**Medium-term**	
BMA			
Production (Mt, 100% basis)	33 – 38	43 – 45	
Unit cash costs (US$/t)	112 – 124	<110	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.66.
NSWEC			
Production (Mt)	13 – 15		

Note: Medium-term refers to a five-year horizon, unless otherwise noted.

Financial results
18 February 2025
37
BHP

Key Underlying EBITDA sensitivities Approximate impact1 on HY25 Underlying EBITDA of changes of: US$ m US$1/t on iron ore price2 116 US$1/t on steelmaking coal price 5 US¢1/lb on copper price2 20 US$1/t on energy coal price2,3 7 AUD (US¢1/A$) operations4 83 CLP (US¢0.10/CLP) operations4 15 1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. 2. EBITDA sensitivities: excludes impact of equity accounted investments. 3. EBITDA sensitivities: includes domestic sales. 4. EBITDA sensitivities: based on average exchange rate for the period applied to exposed revenue and operating costs. Financial results 18 February 2025 BHP 38

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 18, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary